

July 8, 2021

Michael Stock
Chief Financial Officer
Liberty Oilfield Services, Inc.
950 17th Street
Suite 2400
Denver, CO 80202

> **Re: Liberty Oilfield Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed April 30, 2021**
> **File No. 001-38081**

Dear Mr. Stock:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Non-GAAP Financial Measures, page 30

1.   We note your disclosure under this heading that you adjust for non-recurring expenses that management does not consider in assessing ongoing performance. We further note that your reconciliation of EBITDA and Adjusted EBITDA to net income on page 31 includes adjustments for non-recurring payroll expense and severance and related costs in 2020. Please tell us how you determined payroll expense qualifies to be described as non-recurring and how each of these adjustments does not represent normal, recurring cash expenses necessary to operate your business. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K and Questions 100.01 and 102.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Steve Lo at (202) 551-3394 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation